SECOND AMENDMENT TO

ADMINISTRATION AGREEMENT

THIS SECOND AMENDMENT TO ADMINISTRAION AGREEMENT (this “Amendment”) is made as of the 29th day of January, 2010 by and among FUND ADMINISTRATIVE SERVICES, LLC, a Colorado limited liability company (the “Administrator”) and BOULDER GROWTH & INCOME FUND, INC. a Maryland corporation (the “Fund”).

WHEREAS, the Fund and the Administrator are parties to an Administration Agreement dated as of February 1, 2004, as amended on January 21, 2005 (collectively, the “Agreement”); and

WHEREAS, the parties desire to amend certain provisions of the Agreement with respect to a mutual agreement among the Administrator and the Board of Directors of the Fund regarding the imposition of breakpoints in relation to the fees to be paid under the Agreement.

1. Amendment. Paragraph 12(a) of the Agreement is stricken in its entirety and replaced with the following:

12(a) The Administration Fee. In consideration of the responsibilities assumed and the Administrative Services to be rendered by the Administrator under this Agreement, the Fund shall pay the Administrator a monthly fee (commencing on the Effective Date (defined below)), calculated as follows:

(1)	20 basis points on total assets under management up to $100 million;

(2)	15 basis points on total assets under management above $100 million.

In each case, such basis points will be applied against the value of the Fund’s average monthly net assets which, for the purposes of calculating such fee, will be deemed to be the average monthly value of the Fund’s total assets minus the sum of the Fund’s liabilities (excluding leverage, if any) (the “Administration Fee”). If the fees payable to the Administrator pursuant to this Section begin to accrue before the end of any month or if this Agreement terminates before the end of any month, the fees for the period from that date to the end of that month or from the beginning of that month to the date of termination, as the case may be, shall be prorated according to the proportion that the period bears to the full month in which the effectiveness or termination occurs.

2. Effective Date. The Effective Date of this Amendment shall be February 1, 2010.

3. All Other Terms and Conditions Unchanged. All other terms and conditions of the Agreement shall remain in full force and effect.

4. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original for all purposes, and together shall constitute one and the same Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

THE ADMINISTRATOR:		THE FUND:

FUND ADMINISTRATIVE SERVICES, L.L.C., a Colorado limited liability company		BOULDER GROWTH & INCOME FUND, INC. a Maryland corporation

By:	/s/ Carl D. Johns	By:	/s/ Stephen C. Miller
	Carl D. Johns		Stephen C. Miller
Its:	Assistant Manager	Its:	President